EXHIBIT 99.1

Cronos Group Inc. Closes Redwood Holding Group Acquisition

TORONTO, Sept. 05, 2019 (GLOBE NEWSWIRE) -- Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”) today announced that it has closed its previously announced acquisition of four Redwood Holding Group, LLC operating subsidiaries. The transaction provides Cronos Group with a leading U.S. hemp-based products platform, including hemp-derived cannabidiol (CBD) infused skincare and other consumer products that are sold online and through retail and hospitality partner channels in the United States under the brand, Lord Jones™.

Mike Gorenstein, Cronos Group’s Chairman, President and Chief Executive Officer, said, “this acquisition is one of a number of new growth opportunities that is differentiating our company and our strategic direction. We are pleased to have completed this acquisition and look forward to working closely with Rob and Cindy to further build on their record of innovation and fully capitalize on the platform they have created.”

About Cronos Group Inc.
Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness platform, and two adult-use brands, COVE™ and Spinach™. To learn more about Cronos Group and its brands, please visit: www.thecronosgroup.com; www.peacenaturals.com; www.covecannabis.ca; www.spinachcannabis.com.

Forward-Looking Statements
This news release contains “forward‐looking information” and “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws.  All information contained herein that is not clearly historical in nature may constitute forward‐looking information.  In some cases, forward‐looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “plan”, “anticipate”, “intend”, “potential”, “estimate”, “believe” or the negative of these terms, or other similar expressions intended to identify forward‐looking statements.  Some of the forward‐looking statements contained in this press release include the anticipated benefits of the acquisition, the ability of the Company to continue, consistent with applicable law, to develop, manufacture, distribute and sell hemp‐based products in the United States and internationally, the Company’s intention to build an international iconic brand portfolio and develop disruptive intellectual property.  Forward‐looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties (including the application of State and federal law to CBD products and the scope of any regulations by the FDA over CBD products) and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward‐looking statements and the forward‐looking statements are not guarantees of future performance.  A discussion of some of the material risks applicable to the Company can be found in the Company’s current Management’s Discussion and Analysis and Annual Information Form, both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively.  The forward‐looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward‐ looking statements.  Readers are cautioned not to put undue reliance on these forward‐looking statements.

Cronos Group Contact
Anna Shlimak
Tel: (416) 504-0004
investor.relations@thecronosgroup.com

Media Contact:
Barrett Golden, Adam Pollack or Mahmoud Siddig
Joele Frank, Wilkinson Brimmer Katcher
Tel: (212) 355-4449